SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                           ImmunoTherapeutics, Inc.
                               (Name of Issuer)


                    Common Stock, par value $.001 per share
                        (Title of Class of Securities)


                                  452916 40 6
                                (CUSIP Number)


                        Aries Financial Services, Inc.
                        c/o Lindsay A. Rosenwald, M.D.
                                375 Park Avenue
                              New York, NY 10152
                                (212) 832-4379


                                with a copy to:

                             David R. Walner, Esq.
                        Aries Financial Services, Inc.
                                375 Park Avenue
                              New York, NY 10152
                                (212) 832-4340
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)



                                 June 13, 1996
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]


Check the following box if a fee is being paid with this Statement:  [X]

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                                                              SCHEDULE 13D


- --------------------------------------------                                                 -----------------------------------

           CUSIP NO. 452916 40 6                                                             PAGE ____ OF ___ PAGES
- --------------------------------------------                                                 -----------------------------------

- --------------------------------------------------------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Aries Financial Services, Inc.
- --------------------------------------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                               (a) [ ]
                                                                                                                     (b) [ ]
- --------------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


- --------------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS*
           OO (see Item 3 below)

- --------------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
           2(d) or 2(e)                                                                                                  [ ]


- --------------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

- --------------------------------------------------------------------------------------------------------------------------------
                                                       7                                      SOLE VOTING POWER
                                                                                              None
                 NUMBER OF
                  SHARES
               BENEFICIALLY
                 OWNED BY
                   EACH
                 REPORTING
                  PERSON
                   WITH


                                           -------------------------------------------------------------------------------------
                                                       8                                      SHARED VOTING POWER
                                                                                              4,000,000 (see Item 5
                                                                                              for information regard-
                                                                                              ing certain excluded
                                                                                              shares)
                                           -------------------------------------------------------------------------------------
                                                       9                                      SOLE DISPOSITIVE POWER
                                                                                              None
                                           -------------------------------------------------------------------------------------
                                                       10                                     SHARED DISPOSITIVE POWER
                                                                                              4,000,000 (see Item 5
                                                                                              for information regard-
                                                                                              ing certain excluded
                                                                                              shares)
- --------------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,000,000

- --------------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*                                             [ ]


- --------------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           43.8%

- --------------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           CO

- --------------------------------------------------------------------------------------------------------------------------------

                                                              SCHEDULE 13D

- --------------------------------------------                                                 -----------------------------------

           CUSIP NO. 452916 40 6                                                             PAGE ____ OF ___ PAGES
- --------------------------------------------                                                 -----------------------------------

- --------------------------------------------------------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Aries Domestic Fund, L.P.
- --------------------------------------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                              (a) [ ]
                                                                                                                    (b) [ ]


- --------------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


- --------------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS*
           OO (see Item 3)

- --------------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
           2(d) or 2(e)                                                                                       [ ]


- --------------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

- --------------------------------------------------------------------------------------------------------------------------------
                                                       7                                      SOLE VOTING POWER
                                                                                              None
                 NUMBER OF
                  SHARES
               BENEFICIALLY
                 OWNED BY
                   EACH
                 REPORTING
                  PERSON
                   WITH


                                           -------------------------------------------------------------------------------------
                                                       8                                      SHARED VOTING POWER
                                                                                              1,000,000 (see Item 5
                                                                                              for information regard-
                                                                                              ing certain excluded
                                                                                              shares)
                                           -------------------------------------------------------------------------------------
                                                       9                                      SOLE DISPOSITIVE POWER
                                                                                              None
                                           -------------------------------------------------------------------------------------
                                                       10                                     SHARED DISPOSITIVE POWER
                                                                                              1,000,000(see Item 5 for
                                                                                              information regarding
                                                                                              certain excluded shares)
- --------------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,000,000

- --------------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*                                       [ ]


- --------------------------------------------------------------------------------------------------------------------------------
13         11%
- --------------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           PN

- --------------------------------------------------------------------------------------------------------------------------------

                                                             SCHEDULE 13D

- --------------------------------------------                                                 -----------------------------------

           CUSIP NO. 452916 40 6                                                             PAGE ____ OF ___ PAGES
- --------------------------------------------                                                 -----------------------------------

- --------------------------------------------------------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Aries Trust
- --------------------------------------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                       (a) [ ]
                                                                                                             (b) [ ]


- --------------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


- --------------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS*
           OO (see Item 3)

- --------------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
           2(d) or 2(e)                                                                                     [ ]


- --------------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands

- --------------------------------------------------------------------------------------------------------------------------------
                                                       7                                      SOLE VOTING POWER
                                                                                              None
                 NUMBER OF
                  SHARES
               BENEFICIALLY
                 OWNED BY
                   EACH
                 REPORTING
                  PERSON
                   WITH


                                           -------------------------------------------------------------------------------------
                                                       8                                      SHARED VOTING POWER
                                                                                              3,000,000 (see Item 5
                                                                                              for information regard-
                                                                                              ing certain excluded
                                                                                              shares)
                                           -------------------------------------------------------------------------------------
                                                       9                                      SOLE DISPOSITIVE POWER
                                                                                              None
                                           -------------------------------------------------------------------------------------
                                                       10                                     SHARED DISPOSITIVE POWER
                                                                                              3,000,000 (see Item 5
                                                                                              for information regard-
                                                                                              ing certain excluded
                                                                                              shares)
- --------------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,000,000

- --------------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*                                            [ ]


- --------------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           32.9%

- --------------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           OO (see Item 2)

- --------------------------------------------------------------------------------------------------------------------------------

                                                              SCHEDULE 13D

- --------------------------------------------                                                 -----------------------------------

           CUSIP NO. 452916 40 6                                                             PAGE ____ OF ___ PAGES
- --------------------------------------------                                                 -----------------------------------

- --------------------------------------------------------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Dr. Lindsay A. Rosenwald
- --------------------------------------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                         (a) [ ]
                                                                                                               (b) [ ]


- --------------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


- --------------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS*
           OO (see Item 3)

- --------------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
           2(d) or 2(e)                                                                                    [ ]


- --------------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

- --------------------------------------------------------------------------------------------------------------------------------
                                                       7                                      SOLE VOTING POWER
                                                                                              None
                 NUMBER OF
                  SHARES
               BENEFICIALLY
                 OWNED BY
                   EACH
                 REPORTING
                  PERSON
                   WITH


                                           -------------------------------------------------------------------------------------
                                                       8                                      SHARED VOTING POWER
                                                                                              4,000,000 (see Item 5
                                                                                              for information regard-
                                                                                              ing certain excluded
                                                                                              shares)
                                           -------------------------------------------------------------------------------------
                                                       9                                      SOLE DISPOSITIVE POWER
                                                                                              None
                                           -------------------------------------------------------------------------------------
                                                       10                                     SHARED DISPOSITIVE POWER
                                                                                              4,000,000 (see Item 5
                                                                                              for information regard-
                                                                                              ing certain excluded
                                                                                              shares)
- --------------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,000,000

- --------------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*                                     [ ]


- --------------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           43.8

- --------------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           IN

- --------------------------------------------------------------------------------------------------------------------------------


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

Item 1.           Security and Issuer.

         (a)      Common Stock, $.001 par value ("Shares")

                  ImmunoTherapeutics, Inc. (the "Issuer")
                  3233 15th Street South
                  Fargo, ND  58104
                  (701) 232-9575

Item 2.           Identity and Background.

         Names of Persons Filing:

         (a) This statement is filed on behalf of Aries Financial Services, Inc. ("Aries Financial"), Aries Domestic Fund, L.P. ("Aries Domestic"), The Aries Trust ("Aries Trust") and Dr. Lindsay A. Rosenwald (collectively, "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

         (b) Aries Financial's, Aries Domestic's and Dr. Rosenwald's business address is 375 Park Avenue, Suite 1501, New York, New York, 10152. The business address for Aries Trust is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

         (c) Dr. Rosenwald is an investment banker, venture capitalist and fund manager and sole shareholder of Aries Financial,1 a Subchapter S corporation incorporated in Delaware. Aries Financial is the General Partner of Aries Domestic,2 a limited partnership incorporated in Delaware. Aries Financial is the Investment Manager to Aries Trust,3 a Cayman Islands Trust.


         (d) Dr. Rosenwald, Aries Financial, Aries Domestic and Aries Trust their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Dr. Rosenwald, Aries Financial, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)      Dr. Rosenwald is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Aries Domestic used its general funds to effect the purchase of 1,000,000 shares of the Issuer for an approximate purchase price of $100,000 from Dominion Resources, Inc., a Delaware corporation ("Dominion"). Aries Trust used its

- -------------------------
                  1 Please see attached Exhibit B indicating the executive officers and directors of Aries Financial and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.
                  2 Please see attached Exhibit C indicating the general partner of Aries Domestic and its executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.
                  3 Please see attached Exhibit D indicating the investment manager of the Aries Trust and its executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.

                  general funds to effect the purchase of 3,000,000 shares of the Issuer for an approximate purchase price of $300,000 from Dominion.

Item 4.           Purpose of Transaction.

                  The Reporting Parties acquired the shares of Common Stock of the Issuer from Dominion Resources, Inc., a Delaware corporation and a stockholder of the Issuer, pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement") dated June 13, 1996, a copy of which is attached as Exhibit E and the terms of which are incorporated herein by reference, as an investment in the Issuer. Amongst other things, the Stock Purchase Agreement entitles the Aries Trust and Aries Domestic to designate a representative to sit on the Issuer's Board of Directors and requires the consent of the Aries Trust and Aries Domestic for certain extraordinary corporate transactions. Mr. Steve Kanzer was appointed to the Issuer's Board of Directors as the Aries Trust and Aries Domestic Board designee. Mr. Kanzer is an employee of certain affiliates of the Reporting Persons.

                  In addition, in connection with the purchase of such shares, Aries Domestic and the Aries Trust entered into a letter agreement with the Issuer to purchase directly from the Issuer an additional 5,000,000 shares of Common Stock of the Issuer (the "Additional Shares"). Pursuant to the letter agreement, the Additional Shares are allocated in the amount of 3,750,000 shares to the Aries Trust and 1,250,000 shares to Aries Domestic. A copy of the letter agreement relating to the purchase of the Additional Shares is attached as Exhibit F hereto and is incorporated by reference herein.
                  Upon consummation of their purchase of the Additional Shares, the Reporting Persons will own a substantially higher percentage of the shares of the Issuer. Such shares were not included in calculating the percentage interest in the Issuer beneficially owned by the Issuer reported in this Schedule 13-D.

                  In connection with the investment by the Aries Trust and Aries Domestic, the Issuer's Board of Directors redeemed the Shareholder Rights Plan dated September 23, 1994 by and between the Issuer and American Stock Transfer & Trust Company, as Rights Agent.

                  Although the Reporting Parties have not formulated any definitive plans, they have had preliminary discussions with the Issuer's management and certain members of the Board concerning various proposals including the possible addition of certain persons to the Company's management team and the pursuit of potential strategic partners and additional technologies. Neither the Reporting Parties nor, to the Reporting Parties knowledge, the management of the Issuer, have determined whether such plans are feasible or whether the Company will in fact pursue such alternatives and it is not clear that such alternatives will be implemented. In addition the Reporting Parties, may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Parties may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

                  Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

                  (a) As of June 13, 1996, Dr. Rosenwald and Aries Financial, through acquisition of the shares by the Aries Trust and Aries Domestic, beneficially owned 4,000,000 shares or 43.8% of the Issuer's securities and Aries Domestic and the Aries Trust beneficially ownership was as follows:

                                                         Amount Owned
                           Aries Domestic              1,000,000  Shares
                           Aries Trust                 3,000,000  Shares

                  (b) Dr. Rosenwald and Aries Financial share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Trust.

                  (c) As set forth in Item 4, in connection with the acquisition of the shares covered by this Schedule 13-D, the Aries Trust and Aries Domestic entered into a letter agreement with the Company relating to the purchase of the Additional Shares. The Additional Shares were not included in calculating the percentage interest of the Issuer beneficially owned by the Reporting Parties in this Schedule 13-D.

                  (d) & (e)         Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

                  Aries Financial is the investment manager of the Aries Trust and the General Partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Aries Financial receives certain management fees and performance allocations from the Aries Trust and Aries Domestic. Dr. Rosenwald is the sole shareholder of Aries Financial. Pursuant to its rights under the Stock Purchase Agreement, the Aries Trust and Aries Domestic appointed Mr. Steve Kanzer to the Issuer's Board of Director as their designated Board representative. In consideration for his services as a Director, Mr. Kanzer was granted options to purchase 200,000 shares of the Issuer's Common Stock at a purchase price of $.20 per share.

                  Except as indicated in this 13D, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other person, with respect to any securities of the Issuer.



Item 7.           Material to be Filed as Exhibits:

Exhibit                    A - Copy of an Agreement between Dr. Rosenwald,
                           Aries Financial, Aries Domestic and Aries Trust to file this Statement on Schedule 13D on behalf of each of them.

Exhibit B -                List of executive officers and directors of Aries Financial and information called for by Items 2-6 of this statement relating to said officers and direc-
                           tors.

Exhibit C -                List of executive officers and directors of Aries Domestic and information called for by Items 2-6 of this statement relating to said officers and direc-
                           tors.

Exhibit D - List of executive officers and directors of Aries Trust and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit E -                Stock Purchase Agreement dated as of June 13, 1996 by and among ImmunoTherapeu-
                           tics, Inc., Dominion Resources Inc., the Aries Fund, a Series of the Aries Trust
                           and The Aries Domestic Fund, L.P.

Exhibit F -                Letter Agreement dated June 12, 1996 by and between ImmunoTherapeutics Inc., the
                           Aries Fund, a Series of the Aries Trust and The Aries Domestic Fund, L.P.


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




                                  SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                        ARIES FINANCIAL SERVICES, INC.
Dated:            June 21, 1996
                  New York, NY                           By /s/ Dr. Lindsay A. Rosenwald
                                                            ----------------------------
                                                           Dr. Lindsay A. Rosenwald
                                                               President


                                                        ARIES DOMESTIC FUND, L.P.
                                                        By Aries Financial Services, Inc.
                                                             General Partner


Dated:            June 21, 1996
                  New York, NY                           By /s/ Dr. Lindsay A. Rosenwald
                                                            ----------------------------
                                                           Dr. Lindsay A. Rosenwald
                                                               President


                                                         THE ARIES TRUST
                                                         By Aries Financial Services, Inc.
                                                            Investment Manager

Dated:            June 21, 1996
                  New York, NY                           By /s/ Dr. Lindsay A. Rosenwald
                                                            ----------------------------
                                                           Dr. Lindsay A. Rosenwald
                                                               President


Dated:            June 21, 1996
                  New York, NY                          By  /s/ Dr. Lindsay A. Rosenwald
                                                           -----------------------------
                                                           Dr. Lindsay A. Rosenwald





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